

ARCLAND
ENERGY

April 11, 2011

Whitley Penn, LLP
C/o Mr. Michael Bodwell
5420 LBJ Freeway, Ste 1440
Dallas, TX 75240

RE: Dismissal of Whitley Penn, LLP

Dear Mr. Bodwell

This correspondence is to inform Whitley Penn, LLP ("Whitley Penn") that Arcland Energy Corporation (the "Company") is dismissing Whitley Penn, LLP as the independent registered public accounting firm for the Company.

Attached with this correspondence, the Company is providing Whitley Penn with a copy of its Form 8-K related to the dismissal and is requesting Whitley Penn to furnish a letter addressed to the Securities and Exchange Commission ("SEC ") stating whether it agrees with the information contained within the Form 8-K. Immediately upon the Company's receipt of the Whitley Penn response, the Company will amend this Form 8-K filing with the response letter attached thereto.

The Company appreciates the professional services provided by Whitley Penn and wishes you the best in future endeavors.

Sincerely,

Bryan D Bulloch, President

17101 Preston Road, Suite 210, Dallas TX 75248
http://www.arclandenergy.com | info@arclandenergy.com
ph: 214-774-4940 | Fax: 214-687-0019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **April 11, 2011**

ARCLAND ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Utah	**0-10315**	**95-4091368**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17101 Preston Road, Suite 210, Dallas, Texas 75248
(Address of principal executive offices, including Zip Code)

Registrant's telephone number, including area code:
214-774-4820

(Former name or former address, if changed
since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Form 8-K and other reports filed by Arcland Energy Corporation (the "Company") from time to time with the Securities and Exchange Commission (collectively the "Filings") contain forward looking statements and information that are based upon beliefs of, and information currently available to, our management as well as estimates and assumptions made by our management. When used in the Filings the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" or the negative of these terms and similar expressions as they relate to us or our management identify forward looking statements. Such statements reflect our current view with respect to future events and are subject to risks, uncertainties, assumptions and other factors relating to our industry, operations and results of operations and any businesses that we may acquire. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Previous independent registered public accounting firm

Pursuant to Item 304(a) of Regulation S-K under the Securities Act of 1933, as amended, the Company reports the following.

On April 11, 2011, Bryan Bulloch, President & acting CFO of Arcland Energy Corporation (the "Registrant" or the "Company") notified Whitley Penn LLP that it was dismissed as the Registrant's independent registered public accounting firm. The Company's Board of Directors as the Company's independent registered public accounting firm ratified the dismissal of Whitley Penn LLP on April 11, 2011. Except as noted in the following paragraph, the no reports have been file on the Company's financial statements for the years ended July 31, 2008, 2009 and 2010 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle. Company's will be sending a letter to Whitley Penn LLP making a follow-up request for the Response Letter. Immediately upon the Company's receipt of a copy of the Response Letter, the Company will amend this 8-K filing with the Response Letter attached thereto.

During the years ended July 31, 2008, 2009 and 2010 through April 11, 2011, the Company has not had any disagreements with Whitley Penn LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Whitley Penn's satisfaction, would have caused them to make reference thereto in their reports on the Company's financial statements for such periods.

During the years ended July 31, 2009 and 2010 through April 11, 2011, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

New independent registered public accounting firm

On April 12, 2011 (the "Engagement Date"), Mr. Bruce Hall, Chairman of the Audit Committee entered into and executed an engagement letter ("Engagement Letter") to retain M&K CPAS PLLC ("M&K ") as its independent registered public accounting firm for the Company's fiscal year ended July 31, 2008, 2009 and 2010. Mr. Hall's execution of the Engagement Letter to retain M&K as the Company's independent registered public accounting firm as of the Engagement Date was later ratified by the Company's Board of Directors on April 11, 2011.

During the three most recent fiscal years and through the Engagement Date, the Company has not consulted with M&K regarding either:

> 1. the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided that M&K concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2. any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of businesses acquired.

Not applicable

(b) Pro forma financial information.

Not applicable

(c)   Shell company transactions.

Not applicable

(d)   Exhibits.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Arcland Energy Corporation

By: /s/ Rafael Pinedo

Name: Rafael Pinedo
Title: Chairman and Director

Dated: April 12, 2011